UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7 )*

SIRNA THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
829669100
(CUSIP Number)
Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	829669100	SCHEDULE 13D/A	Page	2	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ [1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NA ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,686,224[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,686,224[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,686,224[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NA ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.0%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, collectively, the Venrock Entities beneficially own 6,686,224 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.

[3]	This percentage is calculated based upon 74,522,148 shares of Common Stock outstanding, which is the sum of: (a) 72,884,533 shares of Common Stock outstanding on July 31, 2006 and (b) 1,637,615 shares of Common Stock issuable to the Venrock Entities upon the exercise of warrants a series of warrants issued pursuant to that certain Warrant Exchange Agreement by and among the Issuer, the Venrock Entities and other investors thereto dated December 30, 2004, which are exercisable within 60 days hereof.

CUSIP No.	829669100	SCHEDULE 13D/A	Page	3	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ [1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NA ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,686,224[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,686,224[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,686,224[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NA ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.0%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	829669100	SCHEDULE 13D/A	Page	4	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NA ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,686,224[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,686,224[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,686,224[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NA ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.0%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	829669100	SCHEDULE 13D/A	Page	5	of	9
     The following constitutes Amendment No. 7 to the Schedule 13D previously filed by the undersigned (the “Schedule 13D/A”) , with respect to the common stock, $.01 par value per share (the “Common Stock”), of Sirna Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
     The Venrock Entities are members of a group for purposes of this Schedule 13D.
     (a) As of the date hereof (i) Venrock Associates beneficially owns 908,783 shares of the Issuer’s Common Stock and warrants to purchase 294,771 shares of the Issuer’s Common Stock in aggregate that are exercisable within 60 days of the date hereof, (ii) Venrock Associates III, L.P. beneficially owns 4,038,821 shares of the Issuer’s Common Stock and warrants to purchase 1,310,093 shares of the Issuer’s Common Stock in aggregate that are exercisable within 60 days of the date hereof, and (iii) Venrock Entrepreneurs Fund III, L.P. beneficially owns 101,005 shares of the Issuer’s Common Stock and warrants to purchase 32,751 shares of the Issuer’s Common Stock in aggregate that are exercisable within 60 days of the date hereof. Collectively, as of the date hereof, the Venrock Entities beneficially own 6,686,224 shares, or approximately 9.0%, of the Issuer’s Common Stock.
          In addition, Bryan E. Roberts, a general partner of Venrock Associates and a member of the general partner of each of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. currently owns 232 shares of the Issuer’s Common Stock and options to purchase 107,292 shares of the Issuer’s Common Stock in aggregate, all of which are exercisable within 60 days hereof. Mr. Roberts beneficially owns 107,524 shares, or approximately 0.1% of the Issuer’s Common Stock.
     The percentages calculated above are based upon 74,522,148 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 72,884,533 shares of the Issuer’s Common Stock outstanding on July 31, 2006 and (b) 1,637,615 shares of Common Stock issuable to the Venrock Entities upon the exercise of warrants exercisable within 60 days hereof.
     (b) Subject to the terms of the voting agreements described in Item 6 below, each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of Common Stock, shared power to vote or to direct the vote of 6,686,224 shares of Common Stock, sole power to dispose or to direct the disposition of no shares of Common Stock and shared power to dispose or to direct the disposition of 6,686,224 shares of Common Stock. Mr. Roberts has sole power to dispose of and vote 107,524 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     Each of the Venrock Entities entered into a Voting Agreement with Merck & Co., Inc., a New Jersey corporation (“Merck”), dated October 30, 2006 (each a “Voting Agreement, and together the “Voting Agreements”), pursuant to which each of the Venrock Entities has agreed, solely in its capacity as a stockholder, to vote all of its issued and outstanding shares of the Issuer’s Common Stock in favor of the proposal to merge Spinnaker Acquisition Corp., a wholly-owned subsidiary of Merck (the “Merger Sub”) with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Merck (the “Merger”).

CUSIP No.	829669100	SCHEDULE 13D/A	Page	6	of	9
The Voting Agreements provide that each of the Venrock Entities will vote all shares of capital stock of the Issuer such entity beneficially owns in favor of the approval of the Merger and the approval and adoption of that certain Agreement and Plan of Merger (the “Merger Agreement”) and against any alternative proposal, and that each such entity will not transfer any shares owned or grant any proxies or powers of attorney with respect to any shares in contravention of the obligations under such Voting Agreement, or subject any shares owned to any pledges, liens or other encumbrances or arrangements. In addition, the Voting Agreements provide that the Venrock Entities will each pay to Merck 50% of such entity’s profit above $13.00 generally in the event of (i) the termination of the Merger Agreement in circumstances under which the Issuer is or may become obligated to pay Merck a termination fee and (ii) the consummation of an alternative transaction (or a Merger with Merck at a price greater than $13.00) within one year of such termination of the Merger. Except with respect to the obligation to pay a percentage of the profits to Merck, the Voting Agreements terminate on the earlier of the effective date of the Merger and the date that the Merger Agreement has been terminated (the “Expiration Date”). In support of this Voting Agreement, the Venrock Entities executed and delivered an irrevocable proxy in favor of Richard Kender and John Mustillo of Merck to vote their shares, until the Expiration Date, at any meeting of the Issuer’s stockholders held for the foregoing purposes.
     References to and descriptions of the transaction as set forth in this Item 6 are qualified in their entirety by reference to the Voting Agreement, which is incorporated in its entirety in this Item 6.

CUSIP No.	829669100	SCHEDULE 13D/A	Page	7	of	9
     Item 7. Material to Be Filed as Exhibits.
     A. Agreement regarding filing of joint Schedule 13D/A.
     B. Form of Voting Agreement, dated as of October 30, 2006, by and between Merck & Co., Inc. and certain stockholders of the Issuer (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 1, 2006).

CUSIP No.	829669100	SCHEDULE 13D/A	Page	8	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2006

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Bryan E. Roberts

Name: Bryan E. Roberts
Title: As a General Partner or Member

CUSIP No.	829669100	SCHEDULE 13D/A	Page	9	of	9
EXHIBIT INDEX
     A. Agreement regarding filing of joint Schedule 13D/A.
          B. Form of Voting Agreement, dated as of October 30, 2006, by and between Merck & Co., Inc. and certain stockholders of the Issuer (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 1, 2006).